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                                                                    EXHIBIT 99.1


CONFIDENTIAL

July 20, 1999

Board of Directors
LoreCom Technologies, Inc.
12101 North Meridian
Oklahoma City, Oklahoma  73120

Ladies and Gentlemen:


We understand that LoreCom Technologies, Inc., an Oklahoma corporation, ("LTI"), has entered into definitive agreements to purchase or merge (the "Purchase/Merger Agreements") 13 separate companies subsequent to a public offering of its common shares which is planned to be underwritten by Capital West Securities, Inc. (the "Public Offering"). LTI has Purchase/Merger Agreements that have been executed and are subject to the completion of the Public Offering and several standard conditions, including accuracy of the representations and warranties made, performance of covenants included in the Purchase/Merger Agreements, execution of employment and consulting agreements by certain employees of the interconnect partners and no material adverse change in the results of operations, financial condition or business of the 13 companies. Further, any or all of the Purchase/Merger Agreements may be terminated before the closing of the Public Offering:

o By the mutual consent of the boards of directors of LTI and the affected interconnect partner;
o    If the Public offering and the acquisitions are not closed by May 31, 1999;
o By the interconnect partner if its schedules to its Purchase/Merger Agreement are amended to reflect a material adverse change and such amendment is rejected by LTI; or
o If a material breach or default under the agreement by one party occurs and is not waived.

Commercial Telecom Systems, Inc. has agreed to extend the May 31, 1999, deadline to July 31, 1999. The remaining 12 companies have extended the May 31, 1999, deadline to the date that LTI terminates its efforts to register its common stock through the Public Offering. We have been informed that LTI fully expects to complete the transactions as outlined in the Purchase/Merger Agreements. We have been informed that LTI will purchase each of the 13 companies for a portion of cash and a portion of common stock in LTI ("Consideration"). LTI has negotiated the principal terms of the Purchase/Merger Agreements with each individual company to form the ongoing concern that is named LoreCom Technologies, Inc. The following is a listing of the 13 companies that will either be purchased or merged in order to form LTI subsequent to the Public
Offering:

COMPANIES

Able Communication Incorporated
Access Communications Services, Inc.
American Telcom, Inc.
Banner Communications, Inc.
Commercial Telecom Systems, Inc.
Communications Services, Inc.
Electrical & Instrument Sales Corp.


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Nobel Systems, Inc.
Perkins Office Machines, Inc.
The Phone Man Sales and Service, Inc.
Telkey Communications, Inc.
Terra Telecom, Inc.
Travis Business Systems, Inc.

We were provided with financial information regarding ten of the 13 companies. The three companies where complete financial information was not provided include Able Communication Incorporated, Perkins Office Machines, Inc., and The Phone Man Sales and Service, Inc. Accordingly, we are unable to render any opinion with respect to these three companies. However, given that the total Consideration for the three companies is approximately 3.142% of the aggregate purchase price for the 13 companies, we do not believe that it is material.

We understand that each of the 13 companies will be purchased with a portion of cash and a portion of common stock in LTI. We have relied on the financial, purchase, and projected information for each of the 13 companies and for LTI from the Preliminary Prospectus dated June 25, 1999 ("Preliminary Prospectus") which was provided to us by LTI management and Capital West Securities, Inc.

You have requested our opinion as investment bankers as to whether the Consideration to be paid by LTI, pursuant to the Purchase Agreements, is fair to LTI and its shareholders, from a financial point of view, as of the date hereof (the "Opinion"). For the purposes of the Opinion set forth herein, we have, among other things:

o Reviewed the financial terms of the Purchase/Merger Agreements as provided in the Preliminary Prospectus;

o Reviewed the public filings of LTI and the financial information provided regarding each of the ten companies;

o Compared LTI from a financial point of view with certain other companies in the telecommunications equipment, service, and agency industries that we deemed to be relevant. We also considered the financial terms, to the extent publicly available, of selected recent business combinations in these industries. We focused on two separate data sets of information related to two different sets of generally comparable companies, including but not limited, to significant reliance on general financial ratios as well as a purchase price to revenue calculations;

o Reviewed LTI's audited financial statements along with those of the ten other companies for which they have been provided in the Preliminary Prospectus, which were audited by Deloitte & Touche LLP, Saxon & Knol, and Hunter, Atkins & Russell, PLC;

o Reviewed certain internal operating and financial information relating to LTI's business both historically and as forecasted by the management of LTI; and

o Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

During our review, we relied upon and assumed, without independent verification, the accuracy, completeness and fairness of the financial and other information provided, and have further relied upon the assurances of LTI management that they are unaware of any facts that would make the information provided to us to be incomplete or misleading for the purposes of this Opinion.


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Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. We are expressing no opinion as to whether the Public Offering, as proposed, will ever be completed nor as to the price at which LTI common stock will actually trade if the Public Offering is completed. We are also expressing no opinion as to any income tax consequences of the underwriting or any of the purchases and/or mergers. Our Opinion does not address the relative merits of the underwriting nor any of the purchases and/or mergers, nor does it address the Board's decision or any of the to be purchased and/or merged companies' decision to proceed with the underwriting or any of the purchases and/or mergers. Our Opinion does not constitute a recommendation to any shareholder of LTI nor any recommendation to the companies to be purchased and/or merged. We disclaim any obligation to advise the Board of LTI or any person of any change in any fact or matter affecting our Opinion which may come or be brought to our attention after the date of this Opinion.

Houlihan Smith & Company, Inc. ("Houlihan"), a National Association of Securities Dealer member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Houlihan will receive a non-contingent fee from LTI relating to its services in providing this Opinion. In an engagement letter dated June 1, 1999, LTI has agreed to indemnify Houlihan with respect to Houlihan's services as follows:

         If Houlihan or any person or entity associated with Houlihan becomes involved in any way in any legal or administrative proceeding related to the services performed hereunder or the report, LTI will indemnify, defend and hold Houlihan and any such person and / or entity harmless from all damage and expenses (including reasonable attorney's fees and expenses and court costs) incurred in connection therewith, except to the extent that a court having jurisdiction shall have determined in a final judgement that such loss, claim, damage or liability resulted primarily from the gross negligence, bad faith, willful misfeasance, or reckless disregard of the obligations or duties of Houlihan hereunder.


Based on the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be paid by LTI for the ten companies that we outlined above is fair to the shareholders of LTI, from a financial point of view given market conditions, as of the date hereof.

Very truly yours,
HOULIHAN SMITH & COMPANY, INC.



/s/      Andrew D. Smith
         President

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